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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of SEPTEMBER 2003



                        THE DESCARTES SYSTEMS GROUP INC.
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                 (Translation of registrant's name into English)





                                120 Randall Drive

                                Waterloo, Ontario

                                 Canada N2V 1C6
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                    (Address of principal executive offices)






     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F   [_]                   Form  40-F   [X]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes   [_]                           No   [X]


     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]

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            The attached QUARTERLY REPORT TO SHAREHOLDERS regarding the results for the fiscal 2004 second quarter ended July 31, 2003 was mailed by the Company to its shareholders on or about September 29, 2003, and is furnished herewithin as EXHIBIT I.










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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        THE DESCARTES SYSTEMS GROUP INC.

                                                 (Registrant)




Date: September 29, 2003                By: /s/ Colley Clarke
                                            --------------------------
                                        Name: Colley Clarke

                                        Title: Executive Vice President, Finance
                                               and Chief Financial Officer
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                                    EXHIBITS








            Exhibit No.       Description
            ----------        -----------
                 I            Fiscal 2004 Second Quarter Report to Shareholders.